ROYCE VALUE TRUST, INC.

At the 2014 Annual Meeting of Stockholders held on September 24, 2014, the Fund's stockholders elected two Directors, consisting of:

	Votes For	Votes Withheld
Richard M. Galkin	57,579,578	1,907,416
Stephen L. Isaacs	57,521,207	1,965,788